As filed with the Securities and Exchange Commission on February 26, 2020

Registration No. 333-234214

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CERENCE INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	7374	83-4177087
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15 Wayside Road

Burlington, Massachusetts 01803

(617) 351-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Mark Gallenberger

Chief Financial Officer

15 Wayside Road

Burlington, Massachusetts 01803

(857) 362-7300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Leanne Fitzgerald

General Counsel

15 Wayside Road

Burlington, Massachusetts 01803

(857) 362-7300

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

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Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

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		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment No. 1 (this “Post-Effective Amendment”) to the Registration Statement on Form S-1 (File No. 333-234214) (the “Registration Statement”) as declared effective by the SEC on October 24, 2019, is being filed to update certain disclosures in the Registration Statement and the prospectus contained therein to, among other things, include the information contained in the Company’s Annual Report on Form 10-K (the “Annual Report”) for the fiscal year ended September 30, 2019 that was filed with the SEC on December 19, 2019 and to make certain other updates contained herein. No additional securities are being registered under this Post-Effective Amendment. Accordingly, this Post-Effective Amendment concerns only the resale from time to time by the selling stockholders of up to 650,736 shares of the Company’s common stock registered under the Registration Statement. All applicable registration fees were paid at the time of the original filing of the Registration Statement.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated February 26, 2020

PROSPECTUS

650,736 Shares

COMMON STOCK

This prospectus relates to the resale of up to an aggregate of 650,736 shares of common stock, par value $0.01 per share, of Cerence Inc. by the selling stockholders (which term as used in this prospectus includes pledgees, donees, transferees or other successors-in-interest) identified in this prospectus. Pursuant to this prospectus, the selling stockholders are permitted to offer shares of our common stock from time to time, if and to the extent as they may determine, through public or private transactions or through other means described in the section of this prospectus entitled “Plan of Distribution” at prevailing market prices, at prices different than prevailing market prices or at privately negotiated prices. The selling stockholders may sell shares through agents they select or through underwriters and dealers they select. The selling stockholders also may sell shares directly to investors. If the selling stockholders use agents, underwriters or dealers to sell the shares, we will name such agents, underwriters or dealers and describe any applicable commissions or discounts in a supplement to this prospectus if required.

The selling stockholders identified in this prospectus are offering all of the shares of common stock under this prospectus. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

Our common stock is listed on the NASDAQ Stock Market LLC (“NASDAQ”) under the symbol “CRNC.” On February 25, 2020, the last reported sale price of the shares of our common stock as reported on NASDAQ was $26.46 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 12 of this prospectus to read about risks you should consider before buying shares of our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated February     , 2020

We and the selling stockholders have not authorized anyone to provide any information other than that contained in this prospectus or incorporated herein by reference or any free writing prospectus prepared by us or on our behalf or to which we have referred you. We can take no responsibility for, and can provide no assurances as to the reliability of, any information that others may give you. We and the selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus and any information incorporated herein by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or of any sale of the common stock.

TRADEMARKS

We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ™, ® or © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this prospectus.

INDUSTRY AND MARKET DATA

This prospectus includes industry and market data that we obtained from various third-party industry and market data sources. These third-party sources include Tractica with respect to the automotive voice and speech recognition software market. All such industry data is available publicly or for purchase and was not commissioned specifically for us. Forecasts based upon such data involve inherent uncertainties, and actual results regarding the subject matter of such forecasts are subject to change based upon various factors beyond our control.

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PROSPECTUS SUMMARY

This summary highlights the more detailed information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding whether to invest in our common stock. You should read this entire prospectus carefully, including the documents incorporated by reference herein, before making an investment decision. This prospectus includes forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” As used in this prospectus, the terms the “Company,” “Cerence,” “we,” “our” and “us” refer to Cerence Inc. and its consolidated subsidiaries, unless otherwise expressly stated or the context otherwise requires.

Company Overview

Cerence builds automotive cognitive assistance solutions to power natural and intuitive interactions between automobiles, drivers and passengers, and the broader digital world. We are a premier provider of AI-powered assistants and innovations for connected and autonomous vehicles, including one of the world’s most popular software platforms for building automotive virtual assistants, such as “Hey BMW” and “Ni hao Banma”. Our customers include all major automobile original equipment manufacturers (“OEMs”) or their tier 1 suppliers worldwide, including BMW, Daimler, FCA Group, Ford, Geely, GM, Renault-Nissan, SAIC, Toyota, Volkswagen Group, Aptiv, Bosch, Continental, DENSO TEN and Harman. We deliver our solutions on a white-label basis, enabling our customers to deliver customized virtual assistants with unique, branded personalities and ultimately strengthening the bond between automobile brands and end users. Our vision is to enable a more enjoyable, safer journey for everyone.

Our platform utilizes industry-leading speech recognition, natural language understanding, speech signal enhancement and acoustic modeling technology. Automotive virtual assistants built with our platform can enable a wide variety of modes of human-vehicle interaction, including speech, touch, handwriting, gaze tracking and gesture recognition, and can support the integration of third- party virtual assistants into the in-vehicle experience.

The market for automotive cognitive assistance is rapidly expanding. The proliferation of smartphones and smart speakers has encouraged consumers to rely on a growing number of virtual assistants and special-purpose bots for various tasks such as controlling entertainment systems and checking the news. Automobile drivers and passengers increasingly expect hands-free access to virtual assistants as part of the mobility experience, with common use cases in a variety of categories including mobility domains such as navigation, voice-activated texts, and telephone communication, automobile domains, such as automobile user guides, and ignition on-off, and generic domains, such as entertainment. To meet the increasing demand for automotive cognitive assistance and to offer differentiated mobility experiences, OEMs and suppliers are building proprietary virtual assistants into an increasing proportion of their vehicles. We believe that this trend will continue and that consumer appetite for automotive cognitive assistance will grow further as vehicles become more autonomous and drivers pursue new forms of human-vehicle engagement previously not feasible during vehicle operation.

Our software platform is a market leader for building integrated, branded and differentiated virtual assistants for automobiles. As a unified platform and common interface for automotive cognitive assistance, our software platform provides OEMs and suppliers with an important control point with respect to the mobility experience and their brand value. Our platform is fully customizable and designed to support our customers in creating their own ecosystem in the automobile and transforming the vehicle into a hub for numerous connected devices and services. Virtual assistants built with our software platform can address user requests across a wide variety of categories, such as navigation, control, media, communication and tools. Our software platform is comprised of edge computing and cloud-connected software components and a software framework linking these components together under a common programming interface. We implement our software platform for our customers through our professional services organization, which works with OEMs and suppliers to optimize our software for the requirements, configurations and acoustic characteristics of specific vehicle models.

We generate revenue primarily by selling software licenses and cloud-connected services. In addition, we generate professional services revenue from our work with OEMs and suppliers during the design, development and deployment phases of the vehicle model lifecycle and through maintenance and enhancement projects. Through our over 20 years in the automotive industry, we have developed longstanding industry relationships and benefit from incumbency. We have existing relationships with all major OEMs or their tier 1 suppliers, and while our customer contracts vary, they generally represent multi-year engagements, giving us visibility into future revenue. We have master agreements or similar commercial arrangements in place with many of our customers, supporting customer retention over the long term.

Our fixed backlog, which includes $353.3 million of future revenue related to remaining performance obligations and $55.6 million of contractual commitments which have not yet been invoiced, was $408.9 million as of September 30, 2019. Our variable backlog, which includes estimated future revenue from variable forecasted royalties related to our embedded and connected businesses, was $955.7 million as of September 30, 2019. Our estimation of forecasted royalties is based on our royalty rates for embedded and connected technologies from expected car shipments under our existing contracts over the term of the programs. Anticipated shipments are based on historical shipping experience and current customer projections that management believes are reasonable as of the date of this prospectus. Both our embedded and connected technologies are priced and sold on a per-vehicle or device basis, where we receive a single fee for either or both the embedded license and the connected service term. However, our fixed and variable backlog may not be indicative of our actual future revenue. The revenue we actually recognize is subject to several factors, including the number and timing of vehicles our customers ship, potential terminations or changes in scope of customer contracts and currency fluctuations. As of September 30, 2019, we estimated that our adjusted backlog included $408.9 million of fixed backlog and $955.7 million of variable backlog, for a total of approximately $1.36 billion, with approximately 50% of revenue expected to be recognized over the next three years.

Our solutions have been installed in more than 325 million automobiles to date, including over 48 million new vehicles in fiscal 2019 alone. Based on royalty reports provided by our customers and third-party reports of total vehicles shipped worldwide, we estimate that approximately 52% of all shipped cars during the fiscal year ended September 30, 2019 included Cerence technologies, compared to approximately 48% for the fiscal year ended September 30, 2018. Cerence hybrid solutions shipped on approximately 7.8 million vehicles during the fiscal year ended September 30, 2019, an increase of approximately 37% compared to approximately 5.7 million vehicles for the fiscal year ended September 30, 2018. In aggregate, over 60 automobile brands worldwide use our solutions, covering over 70 languages and dialects, including English, German, Spanish, French, Mandarin, Cantonese and Shanghainese.

In fiscal 2019, we generated revenue of $303.3 million, an increase of 9.5% compared to $277.0 million for the fiscal year ended September 30, 2018.

History

We were spun off from Nuance Communications, Inc. (“Nuance”), a leading provider of speech and language solutions for businesses and consumers around the world. Nuance has won numerous awards for the performance of its speech recognition and conversational artificial intelligence software. Speech recognition, natural language understanding, artificial intelligence and predictive touch solutions from Nuance have powered many pioneering intelligent devices, including mobile devices, cars, televisions, and wearable devices, and are also established technologies in healthcare and enterprise services.

Our Capabilities

Our mission is to empower the automotive ecosystem with digital platform solutions for connected and autonomous vehicles. We deliver automotive cognitive assistance solutions that are natural and intuitive and that enable OEMs to strengthen the emotional connection with their end users through a distinct, consistent, branded experience. Our principal offering is our software platform, which our customers use to build virtual assistants that can communicate, find information and take action across an expanding variety of categories, including navigation, control, media, communication, information and tools. Our software, developed in deep partnership with the automotive industry, improves the mobility experience for drivers and passengers all over the world.

User engagement with virtual assistants built with our software platform typically begins with a voice request. Upon receiving such an input, our software platform determines what the user has said, infers user intent, and maps the request to the most applicable category and domain. Depending on the applicable domain, our software platform determines whether to respond directly or access an external data source or third-party virtual assistant, in all cases resulting in a response including spoken words or taking action. Depending on the complexity of the request and other factors, engagement may consist of multiple rapid voice interactions with the user and may combine assistance in multiple domains.

Our software platform has a hybrid architecture combining edge software components, which are embedded in a vehicle’s head unit and integrated with onboard systems, with cloud-connected components, which access data and content on external networks and support over-the-air updates. This hybrid architecture enables our software platform to combine the performance, reliability, efficiency, security and tight vehicular integration of embedded software with the flexibility that cloud connectivity provides. Response frameworks can generally be customized such that requests are processed first at the edge, controlling cloud transmission costs, or in parallel at the edge and in the cloud, to achieve higher confidence responses with low latency. Through edge computing capabilities, the platform is able to provide certain features, such as wake up words, while avoiding privacy and latency issues associated with always-listening cloud-connected technologies. Our software platform includes a common programming framework including toolkits and applications for its edge and cloud-connected components, and our customers can choose the software components that are necessary to power the experiences that they want to build and offer.

Cerence Platform Framework—Hybrid Architecture

We deliver our software platform through our professional services organization, which works with OEMs and suppliers to tailor it to the desired requirements, configurations and acoustic characteristics of specific vehicle models. For an initial implementation, our professional services engagements typically begin with the porting of our key technologies to the customer’s specific hardware platform and the development of specific dialogues and grammar libraries. Our professional services teams also work with OEMs on acoustic optimization of a system and application of our audio signal processing technologies. Following an initial implementation, our professional services organization may continue to provide services over the course of a head unit program and vehicle model lifecycle through maintenance and enhancement engagements.

Edge Software Components

Our software platform’s edge software components are installed on a vehicle’s head unit and can operate without access to external networks and information. We tailor our edge software components to a customer’s desired use cases and a vehicle model’s unique systems, sensors and data interfaces.

Capabilities of our edge software components include automatic speech recognition, natural language understanding, noise cancellation, driver and passenger voice isolation, voice biometrics, wake-up word and text-to-speech synthesis, as well as certain non-speech technologies such as touch and text input. Edge deployment suits these technologies as it provides the following functionality and benefits:

•	Performance. Processing at the edge is often necessary to meet the low latency requirements of natural conversation.

•	Vehicle Systems Integration. Vehicle applications, sensors, and data interfaces can be integrated deeply with embedded systems.

•	Availability. Edge-located systems are available regardless of cellular coverage and network connectivity.

•	Reduced cost. Processing at the edge reduces or eliminates cellular data transmission costs.

•	Privacy. Users’ utterances and system outputs processed at the edge remain onboard and can immediately be purged.

Certain forms of assistant speech invocation can only be implemented using edge software. The use of wake-up words like “Hey BMW” and “Ni hao Banma” require constant listening and signal processing to identify instances when a virtual assistant should activate and respond. Sending a constant stream of audio from the car interior to the cloud for processing would require enormous amounts of bandwidth and potentially create privacy concerns. The same requirements apply to our new JustTalk technology, which constantly listens to spoken conversation, determines speaker intent, and invokes assistance appropriately without requiring a specific invocation phrase.

We typically sell our edge software components under a traditional per unit perpetual software license model, in which a per unit fee is charged for each software instance installed on an automotive head unit. Our customers generally provide estimates of the units to be shipped for a particular program, and we review third-party market studies and work with our customers to refine and understand these projections. While these projections provide us with some reasonable visibility into future revenue, the number of units to be shipped for a particular program is not committed upfront.

Cloud-Connected Components

Our software platform’s cloud-connected components are comprised of certain speech and natural language understanding related technologies, AI-enabled personalization and context-based response frameworks, and content integration platforms. Our cloud-connected speech-related technologies perform many of the same tasks as our speech-related edge components while offering enhanced functionality through increased computational power and access to external content. Our principal content platform offering is Content Services, a data aggregation system which supports access to a wide range of live information such as news, traffic and weather. Cloud-connected components also support the replication of personalized settings such as voice profiles and preferences across multiple vehicles.

We offer cloud-connected components in the form of a connected service to the vehicle end user. Initial subscriptions typically have multi-year terms from the time of a vehicle’s sale and are paid in advance by the OEM or supplier. Renewal options vary and are managed by our customers on behalf of vehicle end users.

Virtual Assistant Coexistence

The wide variety of use cases encompassed by automotive cognitive assistance, in the context of evolving consumer preferences, necessitates the coexistence of multiple virtual assistants within the in-vehicle environment. For example, many vehicle-related categories such as navigation and control can best be addressed by a tightly integrated, vehicle-model-specific virtual assistant. At the same time, drivers and passengers often prefer to use familiar Internet-based virtual assistants for more general domains such as entertainment.

To enable our customers to provide a consistent automotive cognitive assistance experience across multiple coexisting virtual assistants, our software platform can support the integration of third-party virtual assistants, providing a uniform interface for virtual assistant engagement. We have invested in our platform to develop the technology and capabilities necessary to integrate third party virtual assistants with vehicles’ systems.

To make integration as seamless as possible, we have built cognitive arbitration technology that is capable of inferring user intent, determining which within a set of virtual assistants would be best suited to address a request, and sending the request to the selected assistant. Depending on a system’s configuration and the virtual assistants to which it is connected, output can be presented back to the user through a vehicle-specific personality or through the virtual assistant’s own interface. Cognitive arbitration represents an important control point with respect to the mobility experience and an important brand differentiation opportunity for OEMs and suppliers. Like the rest of our software platform, cognitive arbitration is a white label product that can be customized and branded.

Along with providing OEMs control over their brand identity, our cognitive arbitration technology is an important element in letting an OEM design the overall driver and passenger experience. This technology allows an OEM to dictate interactions with third-party virtual assistants within the vehicle, strengthening its ability to differentiate and control the overall in-vehicle experience.

Professional Services

We have a large professional services team that works with our customers in the design, development and deployment phases of a vehicle head unit program and vehicle model lifecycle, as well as in maintenance and enhancement engagements. Our range of capabilities include personalization of grammar and natural language understanding development, localization, language selection and system coverage, navigation speech data generation, system prompt recordings, porting our platform’s framework and our ability to deploy cognitive arbitration technologies, and user experience reviews and studies. Our professional services team is globally distributed to serve our customers in their primary design and production jurisdictions. We typically charge manufacturers for our design and consulting work, although we have recently observed an industry shift towards connected services solutions and have changed our pricing strategy, both of which have moved fees from the professional services portion of our business to the license and connected services portion of our business. Our professional services contracts are primarily project-based, in line with customary non-recurring engineering industry practices.

Intellectual Property and Research and Development Employees

Following the spin-off, we had possession of approximately 1,250 patents and patent applications and other intellectual property previously owned by Nuance. Additionally, we employed approximately 765 personnel devoted to research and development who continue to develop our artificial intelligence technology. We also continue to benefit from Nuance’s deep portfolio of intellectual property and data, and we provide certain of our intellectual property and data to Nuance and have entered into agreements with Nuance where we and Nuance provide to the other certain non-exclusive licenses or rights to certain intellectual property and data.

Our Competitive Strengths

Our key competitive strengths include:

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Industry-leading speech-related technology. Our research shows that consumers see speech as an increasingly attractive medium for human-vehicle interaction. Nevertheless, they are often frustrated with speech recognition solutions that misunderstand spoken language or require users to speak rigid, pre-defined commands associated with a limited set of functions. Developing speech-based automotive virtual assistants that users will perceive as natural is challenging as a matter of artificial intelligence technology, acoustic engineering and user interface design. We believe our software platform, as tailored for a specific vehicle model by our professional services organization, represents one of the most technologically advanced and highest-performing human-vehicle speech interaction systems available today. In tests performed by our customers to assess correct recognition of words, sentences, and domains, our solutions have achieved some of the highest marks relative to competitors and our offerings are backed by our portfolio of patents and associated rights.

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Hybrid edge-cloud system architecture. Our software platform’s hybrid architecture combines the performance, reliability and tight integration that only edge software can provide with the flexibility of cloud connectivity. Cloud-reliant solutions with which our software platform competes cannot match edge software’s low latency, its bandwidth efficiency or its availability in the absence of network connectivity. Moreover, emerging speech invocation paradigms such as wake up words and situationally aware invocation are most effectively implemented using edge technology.

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Bespoke vehicle integration and acoustic tuning. Cognitive assistance for categories such as navigation, entertainment and control requires tight integration with onboard vehicle components, which vary widely among vehicle models. Separately, speech interaction systems can be significantly hampered by the noisy environment of a vehicle cabin and must be tuned for particular acoustics and audio system components. To achieve the tight vehicle integration necessary to address these concerns, our professional services team works closely with OEMs and suppliers to customize our offerings for the particular characteristics of specific vehicle models. Our expertise in acoustics enables us to implement systems that can isolate the voices of individual speakers and support simultaneous virtual assistance for speakers in multiple zones, representing a key point of differentiation.

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Interoperability with third-party Internet-based virtual assistants. Virtual assistants from large technology companies have become popular with consumers. We believe that consumers want to use these assistants while traveling in their vehicles and that a comprehensive automotive cognitive assistance system requires the coexistence of multiple virtual assistants. To accommodate their end user preferences while still providing a unique and brand-specific experience, OEMs seek to offer a common in-vehicle interface with seamless integration across various virtual assistants. To this end, our software platform can support the integration of multiple third-party virtual assistants and provide a uniform interface for virtual assistant engagement. Our market-leading position, our focus on the automotive market and the large size of our installed base create incentives for third-party virtual assistant providers to work with us and support this integration.

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Independence from large technology companies and automobile industry players. As vehicles become more autonomous, mobility experiences are being increasingly defined by in-cabin features and alternative forms of human-vehicle engagement. Branded, differentiated automotive cognitive assistance is thus increasingly important to OEMs’ brand value. As a neutral, independent, white-label software platform vendor, we empower our customers to build branded and differentiated experiences and retain ownership of, or rights to, their system design and data. The virtual assistant coexistence enabled by our cognitive arbitration functionality is designed to allow our customers to provide access to third-party virtual assistants without ceding overall control of the cognitive assistance experience.

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OEM alignment. The design and development of the head unit within the vehicle ecosystem is a complex process requiring tight integration of the software and hardware components used in and with the vehicle. We believe our demonstrated long-standing capabilities in working closely with OEMs, understanding their needs, product roadmaps and global go-to-market strategies enables us to innovate our technologies to meet an OEM’s specifications. Furthermore, our working relationships with OEMs uniquely allow us to market and sell our solutions on both a local and global basis in accordance with an OEM’s particular requirements.

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Broad language coverage. Our software platform supports over 70 languages and dialects, far more than any of our competitors. As a result of our broad language support, our customers are already delivering cognitive assistance based on our software platform in over 60 countries across the Americas, Europe and Asia, including China, the U.S. and all other large automotive markets. Our language support also enables multi-lingual capabilities for domains such as music selection, point-of-interest selection, and cross-border navigation among others, representing a critical feature for markets such as Continental Europe in which automobiles may routinely traverse multiple lingual zones. We believe that our portfolio of languages and multi-lingual capabilities represent an important competitive advantage, as the development of capabilities to support a new language is expensive and time-consuming.

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Broad, global network of deep relationships with OEMs and tier 1 suppliers. We have supplied speech recognition systems to OEMs and suppliers for over 20 years, working closely with our customers through our global professional services organization to design and integrate our solutions into their brands. Today, we work with all major OEMs or their tier 1 suppliers worldwide, leveraging the geographic breadth and industry experience of our professional services teams. Our long history in the automotive industry and the global reach and experience of our over 450 professional services employees across 10 countries gives us credibility with OEMs as we seek new business with OEMs, either directly or through their tier 1 suppliers. We believe that OEMs who sell globally will value our experience in servicing and deploying solutions on a global basis. We often have master agreements or similar commercial arrangements with our customers. These master agreements help us retain customer relationships over the long term.

Our Growth Strategies

We believe our growth opportunity has three key facets: the penetration of our offerings and key enabling technologies throughout the vehicle market; the revenue we are able to capture per vehicle; and our market share relative to competitors. Our primary strategies for pursuing our growth include the following:

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Maintain and extend product leadership. We intend to continue investing in developing our product functionality and expanding the breadth of categories and domains our software platform is able to address, particularly with a view toward maintaining our market share in edge software components and growing our share in cloud-connected software functionalities. Our existing relationship with, and our proximity in the design process to, OEMs provides us with insight into the needs of the end-users and roadmaps for innovation. For instance, this insight has helped us identify and advance our technologies for autonomous driving systems, which technologies have been incorporated in solutions currently under development. Additionally, we intend to continue to invest in customizing and supporting our solutions for specific individual automobile vehicle models, resulting in tight integration of our solutions. We believe that increasing complexity of our edge software components, including with respect to multi-modal interaction, and growth in our cloud-connected product areas, including the enabling of third-party services, will enable us to increase the revenue per vehicle that we are able to generate. Additionally, these investments will help maintain our position with existing customers through new vehicle models and enable us to grow with the overall market for automotive cognitive assistance.

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Continue to invest in interoperability with third-party virtual assistants. We believe that the growing popularity of third-party virtual assistants is creating increasing demand for access to these assistants as part of the mobility experience. We also believe that complete automotive cognitive assistance requires the coexistence of multiple virtual assistants. We intend to continue to invest to develop our software platform’s interoperability with third-party virtual assistants and its cognitive arbitration capabilities to maintain its position as a neutral automotive cognitive assistance platform. We believe a neutral automotive cognitive assistance platform will increasingly be valued by OEMs that prioritize maintaining their unique and branded in-car experience and the ability to control the mobility experience overall.

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Increase penetration in key geographic markets, including China. We operate worldwide today, including in emerging markets. However, our presence in certain large geographic automobile markets, such as India and Southeast Asia, is relatively small today primarily as a result of lower penetration of automobile cognitive assistance in those markets. We specifically developed localized language support in emerging markets such as Indonesia and Thailand in fiscal year 2018 and made investments in India in fiscal 2019. As these markets grow, we intend to continue to invest in manufacturer relationships and the development of localized technology to maintain and expand our local market share.

We currently serve the Chinese market through a combination of domestic OEMs and suppliers, such as Geely, Proton, Roewe, SAIC and Banma Network Technology, and global non-Chinese manufacturers and suppliers who sell into the Chinese market, such as Audi, BMW, Daimler, Aptiv and Harman. We offer cognitive assistance in all the primary Chinese languages and dialects, including Mandarin, Cantonese and Shanghainese. Our current presence in China includes approximately 240 R&D, professional services, and sales and marketing professionals across three R&D centers and professional services hubs. We intend to continue to expand our presence in the Chinese market through the ongoing development of language capabilities and investment in relationships with manufacturers and suppliers that sell into that market.

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Deliver new functionality to existing installed base. Our solutions have been installed in over 280 million vehicles to date. Our large installed base represents an opportunity to deliver new features and software. Depending on system capabilities, we are able to deliver updated functionality to our users in the form of embedded software upgrades performed by dealers and over-the-air updates delivered from the cloud.

Implications of being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or “JOBS Act.” As an emerging growth company, we may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include, among other things:

•	exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

•

exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board (the “PCAOB”), requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

•	an exemption from the requirement to seek non-binding advisory votes on executive compensation and golden parachute arrangements; and

•	reduced disclosure about executive compensation arrangements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of September 6, 2019, the date of effectiveness of our registration statement on Form 10, or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of September 6, 2019, the date of effectiveness of our registration statement on Form 10, (ii) the first fiscal year after our annual gross revenues are $1.07 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We may choose to take advantage of some, but not all, of these reduced burdens. For example, we have taken advantage of the reduced reporting requirement with respect to disclosure regarding our executive compensation arrangements in this prospectus or the documents incorporated by reference herein and expect to take advantage of the exemption from auditor attestation on the effectiveness of our internal control over financial reporting. For as long as we take advantage of the reduced reporting obligations, the information that we provide stockholders may be different from information provided by other public companies. We intend to take advantage of the benefits of the extended transition period relating to the exemption from new or revised financial accounting standards.

Recent Developments

On November 19, 2018, Nuance announced plans for the complete legal and structural separation of Nuance’s automotive technology business (the “Business”) from Nuance. To effect the separation, Nuance undertook a series of reorganization transactions, which, among other transactions, resulted in Cerence holding, directly or through its subsidiaries, the Business (the “Reorganization Transactions”). On September 30, 2019, a subsidiary of Nuance sold approximately 1.8% of the shares of our common stock to the selling stockholders (the “Sale Transaction”). In addition, on October 1, 2019, we entered into senior secured credit facilities (the “Senior Facilities”), which consist of a $270.0 million aggregate principal amount senior secured term loan (the “Term Loan Facility”), of which approximately $153 million of the net proceeds were transferred to Nuance, and a $75.0 million senior secured revolving credit facility (the “Revolving Facility”), of which nothing was drawn at the time of the Spin-Off. Following the Sale Transaction and Reorganization Transactions, on October 1, 2019 (the “Distribution Date”), Nuance distributed all of its shares of our common stock, which constituted approximately 98.2% of the outstanding shares of our common stock, to Nuance’s stockholders (the “Distribution” or the “Spin-Off”).

Our Corporate Information

We were formed as a Delaware limited liability company on February 14, 2019 and converted into a Delaware corporation on August 29, 2019. Our corporate headquarters are located at 15 Wayside Road, Burlington, Massachusetts, and our telephone number is (857) 362-7300. Our website address is www.cerence.com. Information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus.

THE OFFERING

Common stock offered by us	We are not selling any shares of common stock pursuant to this prospectus.

Common stock offered by the selling stockholders	Up to 650,736 shares of common stock.

Common stock outstanding as of February 7, 2020	36,438,513 shares of common stock.

Use of proceeds	The selling stockholders will receive all of the proceeds from the sale of the common stock offered from time to time pursuant to this prospectus. Accordingly, we will not receive any proceeds from the sale of shares of common stock that may be sold from time to time pursuant to this prospectus.

Dividend policy	We have not paid any dividends on our common stock. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our Board of Directors.

Listing	Our common stock is listed on NASDAQ under the symbol “CRNC.”

Except as otherwise indicated, all information in this prospectus regarding the number of shares of common stock outstanding excludes 5,300,000 shares issuable pursuant to the Cerence 2019 Equity Incentive Plan, including shares that are subject to outstanding restricted stock units issued in replacement of Nuance restricted stock units forfeited by Cerence employees in connection with the Spin-Off, and 1,050,000 shares issuable pursuant to the Cerence 2019 Employee Stock Purchase Plan, as of December 31, 2019.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding whether to invest in our common stock, you should carefully consider all of the information in this prospectus, the documents incorporated by reference into this prospectus and the risks discussed under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2019 incorporated herein by reference in this prospectus, as the same may be amended, supplemented or superseded by the risks and uncertainties described under similar headings in the other documents that are filed after the date hereof and incorporated herein by reference into this prospectus. The risks described in the Annual Report are not the only risks facing the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business, financial condition and/or operating results. Please also read carefully the section below entitled “Cautionary Statement Concerning Forward-Looking Statements.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain “forward-looking statements” that involve risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections about our industry and our business and financial results. Forward-looking statements often include words such as “anticipates,” “estimates,” “expects,” “projects,” “forecasts,” “intends,” “plans,” “continues,” “believes,” “may,” “will,” “goals” and words and terms of similar substance in connection with discussions of future operating or financial performance. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Although we believe that the forward-looking statements contained in this prospectus and the documents incorporated by reference herein are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to:

•	the highly competitive and rapidly changing market in which we operate, encompassing both large technology companies and smaller specialized companies;

•	adverse conditions in the automotive industry or the global economy more generally;

•	our strategy to increase cloud services and fluctuations in our operating results;

•	escalating pricing pressures from our customers;

•	our failure to win, renew or implement service contracts;

•	the cancellation or postponement of service contracts after a design win;

•	the loss of business from any of our largest customers;

•	transition difficulties with our first senior management team;

•	inability to recruit and retain qualified personnel;

•	cybersecurity and data privacy incidents that damage client relations;

•	economic, political, regulatory, foreign exchange and other risks of international operations, including the developing situation associated with the coronavirus;

•	unforeseen U.S. and foreign tax liabilities;

•	the failure to protect our intellectual property or allegations that we have infringed the intellectual property of others;

•	defects in our software products that result in lost revenue, expensive correction or claims against us;

•	our inability to quickly respond to changes in technology and to develop our intellectual property into commercially viable products;

•	a significant interruption in the supply or maintenance of our third-party hardware, software, services or data; and

•	certain factors discussed elsewhere in this prospectus or the documents incorporated by reference herein.

These and other factors are more fully discussed in the “Risk Factors” section of this prospectus and the documents incorporated by reference herein as described under the heading “Incorporation by Reference.” These risks could cause actual results to differ materially from those implied by forward-looking statements in this prospectus or documents incorporated by reference herein. Even if our results of operations, financial condition and liquidity and the development of the industry in which we operate are consistent with the forward-looking statements contained in this prospectus or the documents incorporated by reference herein, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements made by us in this prospectus or documents incorporated by reference herein speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of common stock that may be sold from time to time pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered from time to time under this prospectus. We have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of common stock from time to time pursuant to this prospectus, but will not pay any discounts or commissions.

MARKET PRICES AND DIVIDEND POLICY

Market information. Our common stock has been listed on NASDAQ under the symbol “CRNC” since October 2, 2019.

Holders. As of December 12, 2019, there were approximately 572 stockholders of record of our common stock, one of which was Cede & Co., a nominee for The Depository Trust Company. All of our common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are considered to be held of record by Cede & Co., who is considered to be one stockholder of record. A substantially greater number of holders of our common stock are “street name” or beneficial holders, whose shares of common stock are held of record by banks, brokers and other financial institutions. Because such shares of common stock are held on behalf of stockholders, and not by the stockholders directly, and because a stockholder can have multiple positions with different brokerage firms, banks and other financial institutions, we are unable to determine the total number of stockholders we have.

Dividends and Dividend Policy. We have not paid any dividends since our formation. We may evaluate whether to pay cash dividends to our stockholders. The timing, declaration, amount and payment of future dividends to stockholders, if any, will fall within the discretion of our Board. Among the items we are considering in establishing a dividend policy are the capital needs of our business and opportunities to retain future earnings for use in the operation of our business and to fund future growth. Additionally, the terms of the Senior Facilities limit our ability to pay cash dividends. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence the payment of dividends.

SELLING STOCKHOLDERS

The following table and accompanying footnotes set forth, as of December 31, 2019, information regarding the beneficial ownership of the outstanding shares of our common stock by all of the selling stockholders. Beneficial ownership has been determined under rules promulgated by the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. The percentage of shares beneficially owned before the offering is based on the 36,403,284 shares of our common stock outstanding as of December 31, 2019.

Name and Address of Beneficial Owner:	Number of Shares Beneficially Owned Prior to the Offering	Percent of Class	Shares Being Offered	Shares Beneficially Owned after this Offering(1)	Percent of Class after this Offering(1)
Ameriprise Financial, Inc.(2)	3,337,952	9.17%	650,736	2,687,216	7.38%

(1)

The table assumes that the selling stockholders sell all of their shares being offered. We are unable to determine the exact number of shares (if any) that will actually be sold pursuant to the shelf prospectus contained in this registration statement.

(2)

This information regarding the beneficial ownership of Ameriprise Financial, Inc. (“AFI”) is based on a Schedule 13G/A filed by such shareholder, Columbia Management Investment Advisers, LLC (“CMIA”) and Columbia Seligman Communications & Information Fund (“Fund”) on February 14, 2020, reporting beneficial ownership beneficially as of December 31, 2019. The entities reported the following beneficial ownership: (i) 3,337,952 shares beneficially owned by AFI, with shared voting power over 3,266,133 shares and shared dipositive power over all of the shares, (ii) 3,336,002 shares beneficially owned by CMIA, with shared voting power over 3,266,133 shares and shared dispositive power over all of the shares, and (iii) 2,192,669 shares beneficially owned by Columbia Seligman Communications & Information Fund, with sole voting power and shared dispositive power over all of the shares. CMIA and AFI do not directly own any shares of shares of Common Stock. As the investment adviser to the Fund and various other unregistered and registered investment companies and other managed accounts, CMIA may be deemed to beneficially own the shares reported herein by the Fund. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by the Fund. As the parent holding company of CMIA, AFI may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA. Each of AFI and CMIA disclaims beneficial ownership of any shares reported herein. The address for CMIA is 225 Franklin Street, Boston, MA 02110. The address for AFI is 145 Ameriprise Financial Center, Minneapolis, MN 55474.

Relationships with Selling Stockholders

On September 30, 2019, pursuant to a stock purchase agreement among the selling stockholders, Consolidated Mobile Corporation and us (the “Stock Purchase Agreement”), Consolidated Mobile Corporation, which at that time was a wholly owned subsidiary of Nuance, and following the Reorganization Transactions has been one of our wholly owned subsidiaries, sold an aggregate of 650,736 shares (the “Acquired Shares”) of our common stock to the selling stockholders for approximately $11.0 million in the Sale Transaction, a transaction exempt from registration under the Securities Act. Under the Stock Purchase Agreement, we and Consolidated Mobile Corporation made customary representations and warranties to the selling stockholders.

In connection with the Sale Transaction, we entered into a registration rights agreement with the selling stockholders (the “Registration Rights Agreement”), which provides the selling stockholders registration rights. Pursuant to the Registration Rights Agreement, we are required to use commercially reasonable efforts to file and cause to become effective a shelf registration statement for the benefit of the selling stockholders. The selling stockholders have the right to sell the Acquired Shares pursuant to the shelf registration statement, but do not have any demand or piggyback registration rights. The obligation to maintain the effectiveness of the shelf registration statement will cease upon the earliest to occur of the sale by the selling stockholders of the Acquired Shares and the one-year anniversary of the date of the Sale Transaction. We have agreed to pay certain expenses incidental to the shelf registration statement, including the payment of federal securities law and state “blue sky” registration fees, but we will not bear any discounts or commissions or transfer taxes relating to the sale of common stock. We have also agreed to indemnify or provide contribution to the selling stockholders against certain liabilities.

Each selling stockholder that is a broker-dealer or an affiliate of a broker-dealer acquired its shares of common stock in the ordinary course of its business and, at the time of acquisition, had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

DESCRIPTION OF OUR CAPITAL STOCK

General

The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated By-Laws and certain provisions of Delaware law. You are encouraged to read the forms of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws, which are incorporated by reference as exhibits to this prospectus, for greater detail with respect to these provisions.

Authorized Capital Stock

Our authorized capital stock consists of 560,000,000 shares of common stock, par value $0.01 per share, and 40,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

Shares Outstanding

36,438,513 shares of our common stock were issued and outstanding as of February 7, 2020.

Dividends

Holders of shares of our common stock are entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount and payment of future dividends depends on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. Additionally, the terms of the Senior Facilities limit our ability to pay cash dividends. Our Board makes all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Market Prices and Dividend Policy.”

Voting Rights

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Other Rights

Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid

The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of our common stock do not have preemptive rights or preferential rights to subscribe for shares of our capital stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation authorizes our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the preferences, limitations and relative rights of each series of preferred stock. There are no present plans to issue any shares of preferred stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws

Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws

Certain provisions in our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control.

•

Classified Board. Our Amended and Restated Certificate of Incorporation provides that, until the annual stockholder meeting in the year that is three years after the Spin-Off, our Board will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. The directors designated as Class I directors had initial terms expiring at the first annual meeting of stockholders, which was held on February 20, 2020. The Class I directors elected at the 2020 annual meeting will have a term ending at the 2023 annual meeting or until a successor has been duly elected and qualified for until his or her earlier resignation or removal. The directors designated as Class II directors have terms expiring at the following year’s annual meeting, which we expect to hold in 2021, and the directors designated as Class III directors have terms expiring at the following year’s annual meeting, which we expect to hold in 2022. Commencing with the first annual meeting following the Spin-Off, directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the 2023 annual meeting. Beginning at the 2023 annual meeting, all of our directors will stand for election each year for annual terms, and our Board will therefore no longer be divided into three classes. Before our Board is declassified, it would take at least two elections of directors for any individual or group to gain control of our Board. Accordingly, while the classified board is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to control us.

•

Removal. Our Amended and Restated Certificate of Incorporation provides that (i) prior to our Board being declassified as discussed above, our stockholders may remove directors only for cause and (ii) after our Board has been fully declassified, our stockholders may remove directors with or without cause. Removal requires the affirmative vote of holders of shares representing at least a majority of the voting power of the then-outstanding shares of all classes and series of our capital stock entitled generally to vote on the election of our directors.

•

Blank Check Preferred Stock. Our Amended and Restated Certificate of Incorporation authorizes our Board to designate and issue, without any further vote or action by the stockholders, up to 40,000,000 shares of preferred stock from time to time in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other rights, if any, and any qualifications, limitations or restrictions, of the shares of such series. The ability to issue such preferred stock could discourage potential acquisition proposals and could delay or prevent a change in control.

•

No Stockholder Action by Written Consent. Our Amended and Restated Certificate of Incorporation expressly excludes the right of our stockholders to act by written consent. Stockholder action must take place at an annual meeting or at a special meeting of our stockholders.

•

Special Stockholder Meetings. Our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws provide that a special meeting of our stockholders may only be called by our Board, the Chairman of our Board or our Chief Executive Officer, or at the request of holders of not less than 20% of the outstanding shares of the common stock of Cerence.

•

Requirements for Advance Notification of Stockholder Nominations and Proposals. Under our Amended and Restated By-Laws, stockholders of record are able to nominate persons for election to our Board or bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. In the case of annual meetings, proper written notice must be given, generally between 90 and 120 days prior to the first anniversary of the prior year’s annual meeting as first specified in the notice of meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent). In the case of special meetings, proper notice must be given no earlier than the 90th day prior to the relevant meeting and no later than the later of the 60th day prior to such meeting or the 10th day following the public announcement of the meeting. Such notice must include, among other information, certain information with respect to each stockholder nominating persons for election to the Board (including, the name and address, the number of shares directly or indirectly held by such stockholder, a description of any agreement with respect to the business to be brought before the annual meeting, a description of any derivative instruments based on or linked to the value of or return on our securities as of the date of the notice, a description of any proxy, contract or other relationship pursuant to which such stockholder has a right to vote any shares of our stock and any profit-sharing or performance-related fees that such stockholder is entitled to, based on any increase or decrease in the value of our securities, as of the date of such notice). Such notice must also include a representation that such stockholder is a holder of record of our common stock as of the date of the notice, each stockholder nominee’s written consent to being named as a nominee and to serving as a director if elected, a completed questionnaire and representation that such person has not and will not give any commitment as to how such person will act or vote if elected as a director or becomes a party to any agreement with respect to any compensation, reimbursement or indemnification in connection with service as a director, and that such person will comply with all policies applicable to directors, a description of all compensation and other monetary agreements during the past three years and a representation as to whether such stockholder intends to solicit proxies.

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Cumulative Voting. The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting.

•

Amendments to Certificate of Incorporation and By-Laws. The DGCL provides that the affirmative vote of holders of a majority of a company’s voting stock then outstanding is required to amend the company’s certificate of incorporation unless the company’s certificate of incorporation provides a higher threshold, and our Amended and Restated Certificate of Incorporation does not provide for a higher threshold. Our Amended and Restated Certificate of Incorporation provides that our Amended and Restated By-Laws may be amended by a majority of our Board or by the affirmative vote of holders of at least a majority of our voting stock entitled to vote in the election of directors.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and our Amended and Restated Certificate of Incorporation includes such an exculpation provision. Our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation include provisions that indemnify, to the fullest extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director, officer or agent of Cerence, or for serving at Cerence’s request as a director, officer or agent at another corporation or enterprise, as the case may be. Our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation also provide that we must indemnify and advance reasonable expenses to our directors and officers, subject to our receipt of an undertaking from the indemnified party as may be required under the DGCL. Our Amended and Restated By-Laws expressly authorizes us to carry directors’ and officers’ insurance to protect Cerence, its directors, officers and employees for some liabilities.

The limitation of liability and indemnification provisions that are included in our Amended and Restated By-Laws and Amended and Restated Certificate of Incorporation may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. However, these provisions will not limit or eliminate our rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The provisions will not alter the liability of directors under the federal securities laws. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. There is currently no pending material litigation or proceeding against any of our directors, officers or employees for which indemnification is sought.

Exclusive Forum

Our Amended and Restated Certificate of Incorporation provides, in all cases to the fullest extent permitted by law, that unless we consent in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Cerence, any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of Cerence to Cerence or Cerence’s stockholders, any action asserting a claim arising pursuant to the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located in the State of Delaware, any action asserting a claim governed by the internal affairs doctrine or any other action asserting an “internal corporate claim” as that term is defined in Section 115 of the DGCL. However, if the Court of Chancery within the State of Delaware does not have jurisdiction, the action may be brought in any other state or federal court located within the State of Delaware. Further, this exclusive forum provision does not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act, except that it may apply to such suits if brought derivatively on behalf of Cerence. There is, however, uncertainty as to whether a court would enforce such provision in connection with suits to enforce a duty or liability created by the Exchange Act or the Securities Act if brought derivatively on behalf of Cerence, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Listing

Our common stock is listed on the NASDAQ Global Select Market, under the ticker symbol “CRNC.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of common stock by Non-U.S. Holders (as defined below) that acquire common stock pursuant to this offering and that hold such shares as capital assets (generally, for investment). This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular stockholders in light of their personal circumstances or to persons that are subject to special tax rules. In addition, this description of the material U.S. federal income tax consequences does not address the tax treatment of special classes of stockholders, such as:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired our common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of our equity;

•	stockholders owning our common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	certain former citizens or long-term residents of the United States;

•	stockholders who are subject to the alternative minimum tax;

•	persons who are subject to special accounting rules under Section 451(b) of the Code;

•	persons who own our common stock through partnerships or other pass-through entities;

•	persons whose functional currency is not the U.S. dollar; or

•	persons who hold our common stock through a tax-qualified retirement plan.

This summary does not address estate and gift tax consequences or tax consequences under any state, local or foreign laws.

For purposes of this section, you are a “U.S. Holder” if you are: (1) an individual citizen of the United States or a resident alien of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust (A) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If you are an individual, you may be treated as a resident alien of the United States, as opposed to a non-resident alien, for U.S. federal income tax purposes if you are present in the United States for at least 31 days in a calendar year and for an aggregate of at least 183 days during a three-year period ending in such calendar year. For purposes of this calculation, you would count all of the days that you were present in the then-current year, one-third of the days that you were present in the immediately preceding year and one-sixth of the days that you were present in the second preceding year. Resident aliens are subject to United States federal income tax as if they were U.S. citizens, and thus would constitute “U.S. Holders” for purposes of the discussion below. If you are a citizen or tax resident of a country with which the United States has a tax treaty, other rules may apply in determining whether you are a resident alien.

The term “Non-U.S. Holder” means any beneficial owner of common stock that is neither a U.S. Holder nor a partnership (including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes).

If a partnership or other pass-through entity is a beneficial owner of common stock, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. If you are a partner (or other owner) of a pass-through entity that acquires common stock, you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of common stock.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common stock and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder or prospective holder is made. Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of common stock.

Distributions

Distributions of cash or property that we pay in respect of common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Except as described below under “—U.S. Trade or Business Income,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain. However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) certifying your entitlement to benefits under the treaty. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an income tax treaty.

Sale, Exchange or Other Taxable Disposition of Common Stock

You generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other disposition of common stock unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “U.S. Trade or Business Income,” below.

•

you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•

we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the common stock, in which case, subject to the exception set forth in the second sentence of the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that we are determined to be a USRPHC, gain will not be subject to tax as U.S. trade or business income if your holdings (direct and indirect) at all times during the applicable period constituted 5% or less of our common stock, provided that our common stock were regularly traded on an established securities market during such period. We believe that we are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if (A) such income or gain is (i) effectively connected with your conduct of a trade or business within the United States and (ii) if you are eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States or (B) we are or have been a USRPHC at any time during the shorter of the five-year period ending on the date of the disposition of your interest and your holding period for the common stock (subject to the exception set forth above in the second paragraph of “Sale, Exchange or Other Taxable Disposition of Common Stock”). Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, you are subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on your U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding Tax

We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) or otherwise establish an exemption and we do not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the broker does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Additional Withholding Requirements Under FATCA

Pursuant to Section 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements or otherwise qualify for an exemption will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

FATCA currently applies to any dividends made in respect of our common stock. Pursuant to recently proposed Treasury regulations, FATCA withholding would not apply to gross proceeds from dispositions of U.S. common stock. In its preamble to the proposed Treasury regulations, the U.S. Treasury stated that taxpayers may generally rely on the proposed Treasury regulations until final Treasury regulations are issued. To avoid withholding on dividends, Non-U.S. Holders may be required to provide the Company (or its withholding agents) with applicable tax forms or other information. Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

PLAN OF DISTRIBUTION

We are registering common stock covered by this prospectus to permit the selling stockholders to conduct public secondary trading of these shares from time to time after the date of this prospectus. We will not receive any of the proceeds of the sale of the common stock offered by this prospectus. The aggregate proceeds to the selling stockholders from the sale of the common stock will be the purchase price of the common stock less any discounts and commissions. We have agreed to pay certain expenses of the selling stockholders incurred in connection with the sale of common stock from time to time pursuant to this prospectus, but excluding any discounts and commissions.

Each selling stockholder reserves the right to accept and, together with its agents, to reject, any proposed purchases of common stock to be made directly or through agents. If any pledgee, donee, transferee or other successor to the selling stockholders named in this prospectus wishes to sell under this prospectus, we will file a prospectus supplement identifying such successors as selling stockholders.

The shares of common stock offered by this prospectus may be sold from time to time to purchasers:

•	directly by the selling stockholders and their successors, which includes their donees, pledgees or transferees or their successors-in-interest; or

•

through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, commissions or agent’s commissions from the selling stockholders or the purchasers of the common stock. These discounts, concessions, or commissions may be in excess of those customary in the types of transaction involved.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to such prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in one or more transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including NASDAQ;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•

through the writing of options (including the issuance by the selling stockholders of derivative securities), whether the options or such other derivative securities are listed on an options exchange or otherwise;

•	through the settlement of short sales; or

•	through any combination of the foregoing.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with the sales of our common stock, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions that, in turn, may:

•	engage in short sales of the common stock in the course of hedging their positions;

•	sell the common stock short and deliver the common stock to close out short positions;

•	loan or pledge the common stock to broker-dealers or other financial institutions that in turn may sell the common stock;

•

enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of the common stock, which the broker-dealer or other financial institution may resell; or

•	enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

A short sale of common stock by a broker-dealer, financial institution or selling stockholder would involve the sale of such common stock that is not owned, and therefore must be borrowed, in order to make delivery of the security in connection with such sale. In connection with a short sale of common stock, a broker-dealer, financial institution or selling stockholder may purchase shares on the open market to cover positions created by short sales. In determining the source of the common stock to close out such short positions, the broker-dealer, financial institution or selling stockholders may consider, among other things, the price of shares available for purchase in the open market.

At the time a particular offering of the shares is made, a prospectus supplement, if required, will be distributed, which will set forth the names of the selling stockholders, the aggregate amount of shares being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling stockholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

Pursuant to a requirement by FINRA, the maximum commission or discount to be received by any FINRA member or independent broker-dealer may not be greater than 8% of the gross proceeds received by the selling stockholders for the sale of any common stock being offered by this prospectus.

The common stock is listed on NASDAQ under the symbol “CRNC.”

There can be no assurance that any selling stockholder will sell any or all of the common stock under this prospectus. Further, we cannot assure you that any such selling stockholder will not transfer, devise or gift the common stock by other means not described in this prospectus. In addition, any common stock covered by this prospectus that qualifies for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus. The common stock may be sold in some states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification is available and complied with.

The selling stockholders and any other person participating in the sale of the common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed. This may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

In the Registration Rights Agreement among us and the selling stockholders, we have agreed to indemnify or provide contribution to the selling stockholders against certain liabilities, including certain liabilities under the Securities Act and the Exchange Act. In addition, we have agreed to pay certain expenses incidental to the registration of the common stock, including the payment of federal securities law and state “blue sky” registration fees, but, we will not bear any discounts or commissions or transfer taxes relating to the sale of common stock. The registration statement of which this prospectus forms a part was filed to satisfy our obligation under the Registration Rights Agreement.

LEGAL MATTERS

Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, will pass on the validity of the common stock offered by this prospectus.

EXPERTS

The financial statements as of September 30, 2019 and 2018 and for the years ended September 30, 2019, 2018 and 2017, incorporated by reference in this Prospectus, have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which includes exhibits and schedules, under the Securities Act with respect to the common stock offered for sale from time to time pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement because parts of the registration statement have been omitted as permitted by rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, we refer you to the registration statement and its exhibits. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to herein are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We make these filings available on our website (www.cerence.com) once they are filed with the SEC. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to another document that we have filed separately with the SEC. You should read the information incorporated by reference because it is an important part of this prospectus. We incorporate by reference into this prospectus and the registration statement of which this prospectus is a part the information or documents listed below that we have filed with the SEC (Commission File No. 001-39030):

•

our Annual Report on Form 10-K for the fiscal year ended September 30, 2019, filed with the SEC on December 19, 2019, including the information specifically incorporated by reference into the Annual Report on Form 10-K from our definitive proxy statement for the 2020 annual meeting of shareholders filed on January 24, 2020 with the SEC;

•	our Quarterly Report on Form 10-Q filed with the SEC on February 13, 2020; and

•

the description of our common stock contained in the Company’s Information Statement filed as Exhibit 99.1 to the Company’s Registration Statement on Form 10 (Registration Statement No. 001-39030), filed with the SEC on September 4, 2019, including any further amendments thereto or reports filed for the purposes of updating this description.

We will furnish without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits that are specifically incorporated by reference into such documents. You should direct any requests for documents to Cerence Inc., Attention: Corporate Secretary, 15 Wayside Road, Burlington, Massachusetts 01803. Our phone number is (857) 362-7300.

650,736 Shares

Cerence Inc.

COMMON STOCK

Prospectus

February     , 2020

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following sets forth the expenses and costs (other than underwriting discounts and commissions) expected to be incurred in the aggregate in connection with the issuance and distribution of the common stock registered hereby. Other than the SEC registration fee, the amounts set forth below are estimates:

Amount To Be Paid
SEC Registration fee	$1,230.66
Printing expenses	30,000.00
Legal fees and expenses	50,000.00
Accounting fees and expenses	62,000.00
Miscellaneous fees and expenses	5,000.00

Total	$148,230.66

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Company’s Amended and Restated Bylaws provide for indemnification by the registrant of its directors and officers to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Company’s amended and restated certificate of incorporation provides for such limitation of liability.

The Company maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Company with respect to payments which may be made by the Company to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

In connection with the Reorganization Transactions and the Spin-Off, in transactions exempt from registration under Section 4(a)(2) of the Securities Act, the Company issued 36,391,445 shares of common stock to Nuance or a subsidiary of Nuance in consideration for the contribution to us of certain subsidiaries by Nuance and its subsidiaries.

Item 16.	Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed as part of this Registration Statement:

EXHIBIT INDEX

			Incorporated by Reference
Exhibit Index#	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date
2.1	Separation and Distribution Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	2.1	October 2, 2019

3.1	Amended and Restated Certificate of Incorporation of Cerence Inc.		8-K	001-39030	3.1	October 2, 2019

3.2	Amended and Restated By-Laws of Cerence Inc.		8-K	001-39030	3.2	October 2, 2019

5.1	Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP		S-1	333-234214	5.1	October 8, 2019

10.1	Tax Matters Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	10.1	October 2, 2019

10.2	Transition Services Agreement between Nuance Communications, Inc. and Cerence Operating Company		8-K	001-39030	10.2	October 2, 2019

10.3	Employee Matters Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	10.3	October 2, 2019

10.4	Intellectual Property Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	10.4	October 2, 2019

10.5	Transitional Trademark License Agreement between Nuance Communications, Inc. and Cerence Inc.		8-K	001-39030	10.5	October 2, 2019

10.6†	Offer Letter of Sanjay Dhawan, dated February 14, 2019		10	001-39030	10.6	August 21, 2019

10.7†	Change of Control and Severance Agreement between Sanjay Dhawan and Nuance Communications, Inc.		10	001-39030	10.7	August 21, 2019

10.8†	Amendment to Offer Letter of Sanjay Dhawan, dated August 26, 2019		10/A	001-39030	10.8	September 4, 2019

10.9†	Cerence 2019 Equity Incentive Plan		S-8	333-234040	4.3	October 2, 2019

10.10†	Cerence 2019 Employee Stock Purchase Plan		S-8	333-234040	4.6	October 2, 2019

			Incorporated by Reference
Exhibit Index#	Exhibit Description	Filed Herewith	Form	File No.	Exhibit	Filing Date

10.11	Credit Agreement, dated as of October 1, 2019, among Cerence Inc., Barclays Bank PLC, as administrative agent, and the other lenders and financial institutions party thereto		8-K	001-39030	10.6	October 2, 2019

10.12	Subsidiary Guarantee Agreement, dated as of October 1, 2019, among the subsidiaries of Cerence Inc. named therein and Barclays Bank PLC, as administrative agent		8-K	001-39030	10.7	October 2, 2019

10.13	Collateral Agreement, dated as of October 1, 2019, among Cerence Inc., the subsidiary loan parties thereto and Barclays Bank PLC, as collateral agent		8-K	001-39030	10.8	October 2, 2019

10.14†	Form of Change of Control and Severance Agreement—NEO		10-K	001-39030	10.14	December 19, 2019

10.15	Indemnification Agreement		10-K	001-39030	10.15	December 19, 2019

10.16†	Restricted Stock Unit Award Agreement		10-K	001-39030	10.16	December 19, 2019

10.17†	Performance-Based Restricted Stock Unit Award Agreement		10-K	001-39030	10.17	December 19, 2019

21.1	Subsidiaries of the Registrant		10-K	001-39030	21.1	December 19, 2019

23.1	Consent of BDO USA, LLP, independent registered public accounting firm	X

23.2	Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP (included in Exhibit 5.1 to this Registration Statement)

†	Management contract or compensatory plan or arrangement

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

The Company hereby undertakes:

(a) (1)	To file during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that, paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by us pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in the Registration Statement;

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining any liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of the registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

(b)

The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burlington, Commonwealth of Massachusetts, on the 26 day of February, 2020.

CERENCE INC.

By:	/s/ Mark Gallenberger
Name: Mark Gallenberger
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Sanjay Dhawan Sanjay Dhawan	Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2020

/s/ Mark Gallenberger Mark Gallenberger	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 26, 2020

* Arun Sarin	Chairman of the Board	February 26, 2020

* Thomas Beaudoin	Director	February 26, 2020

* Marianne Budnik	Director	February 26, 2020

* Sanjay Jha	Director	February 26, 2020

* Kristi Ann Matus	Director	February 26, 2020

* Alfred Nietzel	Director	February 26, 2020

*By:	/s/ Mark Gallenberger
Mark Gallenberger
Attorney-in-fact